Exhibit 99.1

ISL G Near Zero Natural Gas Engine Certified to Near Zero Emissions

~First MidRange engine in North America to reduce NOx emissions by 90% from EPA 2010~

VANCOUVER, Oct. 5, 2015 /CNW/ - Cummins Westport Inc. (CWI) today announced the new ISL G Near Zero (NZ) NOx natural gas engine is the first MidRange engine in North America to receive emission certifications from both U.S. Environmental Protection Agency (EPA) and Air Resources Board (ARB) in California that meet the 0.02 g/bhp-hr optional Near Zero NOx Emissions standards for medium-duty truck, urban bus, school bus and refuse applications.

Cummins Westport ISL G NZ exhaust emissions will be 90% lower than the current EPA NOx limit of 0.2 g/bhp-hr and also meet the 2017 EPA greenhouse gas emission requirements. CWI natural gas engines have met the 2010 EPA standard for particulate matter (0.01 g/bhp-hr) since 2001.

Since it was first introduced in 2007, the ISL G 8.9 liter engine has become the leading natural gas engine for transit buses, refuse trucks and urban delivery trucks, which represent a significant portion of on-highway and urban power in California.  ISL G NZ meets the ARB certification 8 years in advance of the 2023 California Near Zero NOx schedule contributing to California Clean Air initiatives.  ARB has defined this certified Near Zero emission level as equivalent to a 100% battery truck using electricity from a modern combined cycle natural gas power plant.

"These North America emission certifications result in a game-changing reduction in urban tailpipe and engine related emissions.  This, combined with the reliability and operating improvements on the base ISL G engine, puts CWI natural gas engines at the forefront of cost-effective and dependable emission reduction strategies in transit, medium-duty truck and refuse applications," said Rob Neitzke, President of Cummins Westport Inc.

Over 40,000 natural gas powered trucks and buses operate in North America and the new ISL G NZ will power Near Zero emission trucks and buses at a significant discount to the cost of electric powered vehicles.  In addition to the dramatic 90% reduction in NOx, the ISL G NZ will feature Closed Crankcase Ventilation (CCV) reducing engine related methane emissions by 70%.

The ISL G NZ will continue to offer customers the benefit of performance with the lowest emissions utilizing maintenance-free Three Way Catalyst (TWC) aftertreatment. TWCs are effective, simple, passive devices, packaged as part of the muffler.

Cummins Westport natural gas engines do not require active aftertreatment such as a Diesel Particulate Filter (DPF) or Selective Catalytic Reduction (SCR).

CWI would like to acknowledge engine development funding support from South Coast Air Quality Management District (SCAQMD), SoCalGas and California Energy Commission (CEC).

"In Southern California, clean, zero- and near-zero emission vehicle technologies are critical to meeting clean air standards," said Barry Wallerstein, executive officer for the South Coast Air Quality Management District. "Cummins Westport's new engine provides an important tool toward reaching that goal."

"SoCalGas is pleased to be part of what began as collaborative research to advance our common goal to reduce emissions and improve air quality. We congratulate CWI on developing this game-changing natural gas engine technology to harness the potential of abundant, low-cost natural gas for transportation applications," said Dennis Arriola, president and CEO of SoCalGas.

"Advancing clean energy technologies is a critical component of California's strategy to address local air quality issues and climate change," said California Energy Commission Chair Robert B. Weisenmiller. "The development of this natural gas engine is a testament to California's innovative culture, fostered by active collaboration and partnership."

Production of the ISL G NZ is expected to begin in April 2016 and the engine will be made available as a first fit engine with transit and refuse OEMs, and as an engine replacement for existing ISL G vehicles, resulting in an immediate NOx emission reduction well before the 2023 Near Zero NOx goals set in California.

Performance and efficiency will match the current ISL G, with engine ratings from 250-320 horsepower, and 660-1,000 lb-ft torque available.  Base warranty, extended coverage options, maintenance procedures and service intervals are also the same as the current ISL G.

CWI proprietary Stoichiometric EGR Spark Ignited (SESI) natural gas engine technology with TWC as released on the ISL G NZ is also applicable to CWI ISB6.7 G and ISX12 G engines, with Near Zero product plans for these engines being assessed.

About Cummins Westport Inc.

Cummins Westport Inc. designs, engineers and markets 6-12 liter spark-ignited natural gas engines for North American commercial transportation applications such as trucks and buses.  Cummins Westport is a joint venture of Cummins Inc. (NYSE:CMI), a corporation of complementary business units that design, manufacture, distribute and service engines and related technologies, including fuel systems, controls, air handling, filtration, emission solutions and electrical power generation systems, and Westport Innovations Inc. (NASDAQ: WPRT / TSX: WPT), a global leader in alternative fuel, low-emissions technologies that allow engines to operate on clean-burning fuels such as compressed natural gas (CNG), liquefied natural gas (LNG), hydrogen, and biofuels such as landfill gas. www.cumminswestport.com

Note: This document contains forward-looking statements.  Forward-looking information is typically identified by words such as "anticipate", "estimate", "expect", "forecast", "may", "will", "could", "plan", "intend", "should", "believe", "outlook", "project", "potential", "target" and similar words suggesting future events or future performance.  In particular, this press release contains forward-looking information which includes statements regarding the timing of field testing and commercial availability of the Near Zero NOx ISL G engine, about Cummins Westport's business, operations, markets, technology development and regarding the environment in which Cummins Westport operates, which are based on Cummins Westport's estimates, forecasts and projections. These statements are not guarantees of future performance and involve known and unknown risks and uncertainties that are difficult to predict, or are beyond Cummins Westport's control and are based on assumptions that may cause our actual results, levels of performance, activity or achievement to be materially different from that implied by these forward looking statements.  These risks, uncertainties and assumptions include those relating to our industry and products, technological development, demand for natural gas vehicles as well as other risk factors and assumptions. Consequently, readers should not place any undue reliance on such forward-looking statements. In addition, these forward-looking statements relate to the date on which they are made. Cummins Westport disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise except as may be required by applicable law. The contents of any website referenced in this press release are not incorporated herein by reference.

SOURCE Cummins Westport Inc.

%CIK: 0001370416

For further information: Inquiries: Westport Innovations Inc. - Investor Inquiries, Darren Seed, Vice President, Capital Markets & Communications, Phone: 604-718-2046, Email: invest@westport.com, Web: www.westport.com; Westport Innovations Inc. - Media Inquiries, Heather Merry, Communications, Phone: 604-718-2011, Email: media@westport.com, Web: www.westport.com; Cummins Inc., Jon Mills, Director - External Communications, Phone: 317-610-4244, Email: jon.mills@cummins.com, Web: www.cummins.com

CO: Cummins Westport Inc.

CNW 16:05e 05-OCT-15